March 29, 2019

Justin M. Miller, Esq.
Executive Vice President, General Counsel
Avantor, Inc.
Radnor Corporate Center
Building One, Suite 200
100 Matsonford Road
Radnor, PA 19087

        Re: Avantor, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed March 15, 2019
            File No. 333-229578

Dear Mr. Miller:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 15, 2019

Conflicts of interest, page 9

1. We note your response to prior comment 3. Please highlight in this section how the price of your common stock could affect the underwriter's holdings of your preferred stock and warrants. Also, please clarify your references to "more than 5%" and "greater than 10%"
       to more specifically identify the percentages.
 Justin M. Miller, Esq.
FirstName LastNameJustin M. Miller, Esq.
Avantor, Inc.
Comapany2019
March 29, NameAvantor, Inc.
March 29, 2019 Page 2
Page 2
FirstName LastName
We are subject to product liability and other claims in the ordinary course of business, page 25

2. Please expand your response to prior comment 6 to tell us whether products you sell or your customers' products incorporating your products have been in the past subject to material litigation.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
54

3. Please clearly disclose the substance of the second sentence of the third paragraph in your response to prior comment 2.
Results of Operations, page 58

4. Your reference to double-digit growth on page 59 appears to refer to growth between 10%
         and 99%. Please revise to provide more specific disclosure.
5. We note your tables that attribute "Baseline VWR" as a "reason for change" in 2018.
         However, from the information on page 71, it appears that "Baseline VWR" does not reflect the results of the VWR business after the 2017 acquisition and instead presents
         2018 results based on an assumption that the VWR business' performance was unchanged in 2018. If so, please revise your tables to remove any implication that "Baseline VWR"
         information reflects actual results of the VWR business during 2018. In this regard, it is unclear why it is appropriate to attribute 2018 "period-over-period change" to the 2017 performance of VWR as you mention on page 58 if you do not know how the VWR business performed during the 2018 period; please advise or revise. Our Products and Services, page 94

6. Please expand your response to prior comment 22 to tell us whether any product or service class within the categories disclosed in the graphs on page 95 accounted for 10 percent or more of your revenue during any of the last three fiscal years. Principal Stockholders, page 142

7. We note footnote (5) on page 144. Please also provide the information required by the last sentence of Regulation S-K Item 403(a) and (b).
8. Please tell us how your disclosure will reflect each conversion alternative mentioned in the last paragraph on page F-32.
Certain Relationships and Related Party Transactions, page 146

9. We note you identify New Mountain Capital as your sponsor, that Avantor was acquired by affiliates of New Mountain Capital, your disclosure that you acquired NuSil in 2016, and that both NuSil and your predecessor were controlled by New Mountain Capital.
 Justin M. Miller, Esq.
Avantor, Inc.
March 29, 2019
Page 3
         Please expand your response to prior comment 29 to provide an analysis supporting your conclusion that New Mountain Capital and those with whom new Mountain Capital acted in connection with these transactions are not promoters; it remains unclear whether all disclosure required by Regulation S-K Item 404(c)(1) is included in your prospectus.
10. We note your disclosure in note 14 beginning on page F-31. If you will be redeeming the
         Existing Senior Preferred at their redemption value plus a call premium, please clarify your disclosure in this section. If any call premium creates additional conflicts of interest for any of your underwriters, please add corresponding disclosure in the appropriate locations in your filing.
11. We note your references throughout this section to "prior stockholders," "prior award holders," "other prior equityholders," and an "individual," etc. Please ensure that you have name each related person and identified the basis on which the person is a related person. Also disclose the amount of each related person's interest in each transaction required to be disclosed by Regulation S-K Item 404.
Stockholders Agreement, page 146

12. From your revisions in response to prior comment 26, it appears that many of the provisions mentioned in the first and second paragraph of this section do not terminate in connection with this offering. Please describe the operation of those provisions. Also, please disclose which director was designated by each shareholder under the agreement.
Registration Rights Agreement, page 146

13. Please expand your revisions in response to prior comment 26 to disclose the material terms of this agreement.
CPECS, page 147

14. Please disclose the dollar amount of the related person's CPECs that were converted into shares and the number of your shares that the related person held as a result of the conversion.
Related Persons Transaction Policy, page 151

15. We note your revised disclosure in response to prior comment 29. Please provide the disclosure required by Regulation S-K Item 404(b) regarding your current policies and
FirstName LastNameJustin M. Miller, Esq. plan to provide the disclosure addressed by Item procedures. Also, tell us whether you
Comapany NameAvantor, Inc.your new written policy before the effective date of this
       404(b)(1)(ii) regarding
March registration statement.
       29, 2019 Page 3
FirstName LastName
 Justin M. Miller, Esq.
FirstName LastNameJustin M. Miller, Esq.
Avantor, Inc.
Comapany2019
March 29, NameAvantor, Inc.
March 29, 2019 Page 4
Page 4
FirstName LastName
Description of Indebtedness, page 152

16. Please expand your response to prior comment 30 to tell us the amount of additional loan available to you based on current circumstances, assuming a willing lender. Also, please disclose the substance of the penultimate sentence of your response to prior comment 30 to clarify your disclosure in the second paragraph regarding an uncommitted facility which provides for additional or increased commitments.
Exclusive Forum, page 165

17. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Exhibits

18. We note that the last paragraph of your response to prior comment 34 addresses only named executive officers. Please also address agreements with other executive officers as required by Regulation S-K Item 601(b)(10).
       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell
Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Electronics and Machinery
cc:      Joseph H. Kaufman, Esq.